

February 5, 2015

Via E-mail
Oded Yatzkan
Chief Financial Officer
Medigus Ltd.
Omer Industrial Park, No. 7A
P.O. Box 3030
Omer 8496500, Israel

Re: Medigus Ltd.
Amendment No. 1 to Registration Statement on Form 20-F
Amended January 20, 2015
File No. 377-00851

Dear Mr. Yatzkan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Our reliance on third-party distributors…, page 10

1.   We note your response to prior comment 1, but it remains unclear why you believe breach of these contracts is a material risk.   Is there something about particular jurisdictions or particular counterparties that makes this risk specific to you or your industry? Please revise or advise.

In the past, we received Israeli…, page 22

2.   We note your response to prior comment 2, yet the risk you identify in the added paragraph appears to be a separate risk from the one identified in the heading of the risk factor. Please revise to include the revised disclosure in a separate risk factor or explain why you believe it is appropriate to include in this particular risk factor.

Business Overview, page 28

3.   While we note your response to comment 4, please revise the first paragraph of your
        disclosure in Item 4 to clarify that you derive substantially all of your revenue from
        imaging equipment rather than your MUSE System.   You should revise this section to
        re-balance your disclosure so that your current operating status is clear along with your
        expected future operations. Also, on page 51, please quantify what you mean when you
        state that "most" of your revenue is from the visual segment, as it appears substantially
        all of your revenue is from this segment, rather than just most of your revenue.

Our Solution and Products, page 31

4.   We note your revised disclosure on page 31 that "the MUSE System intended use does
        not restrict its use with respect to GERD severity from a regulatory point of view."
        However, the specific treatment or treatments for which your product has been approved
        by the Food and Drug Administration remain unclear.   Please revise to clarify.

5.   Please note that reliance on industry jargon can hinder investors' ability to understand
        your disclosure. In this regard, revise to clarify so investors who may not be familiar with
        the technical terms in your description can understand what you mean when you state that
        your system is "intended for endoscopic placement of surgical staples in the soft tissue of
        the esophagus and stomach in order to create anterior partial fundoplication for treatment
        of symptomatic chronic GERD in patients who require and respond to pharmacological
        therapy." Make similar revisions throughout the prospectus as appropriate.

Marketing and Distribution, page 36

6.   We note your response to prior comment 7. Please describe the distribution agreements
        related to your imaging products, if any.

Compensation, Page 71

7.   Please update your disclosure to provide the compensation for the last full financial year
        of the company.

Board Practices, page 76

8.   We note your response to prior comment 13. Please tell us why you believe it is
        appropriate to remove disclosure about Mr. Rabinowitch's prior conviction, even when
        he served as a director during the company's last completed financial year. Please also
        disclose whether Mr. Rabinowitch served on your board of directors after the stay of
        execution expired on November 23, 2014.

<u>Major Shareholders, page 96</u>

9.   While we note your response to comment 15, please revise to disclose the natural persons with voting or dispositive control of the shares held by the entities listed in the table on page 97. For example, who are the individuals with beneficial ownership over the shares held by OrbiMed Israel Partners Limited Partnership?

<u>Exhibits</u>

10.   We note your risk factor on page 10 regarding your reliance on a single supplier of CMOS sensors in the United States and a single supplier of sensors in Israel. We also note your disclosure regarding your multi-year supply agreement with Voyage Medical that you terminated on February 12, 2014 described on page 66. Please provide us your analysis as to why you have not included these agreements in your exhibit index. Please file all material agreements with your next amendment.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via e-mail):   Eric Spindel, Esq.